 August 5, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street NE
Washington, D.C. 20549

Attn:	Cara Lubit Robert Klein Sonia Bednarowski John Dana Brown

Re:	Fusion Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed June 29, 2021 File No. 333-255936

Ladies and Gentlemen:

On behalf of our client, Fusion Acquisition Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s Responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on June 29, 2021 (the “Registration Statement”), contained in the Staff’s letter dated July 21, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), which reflects the Company’s Responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s Response. All page references in the Responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fusion

Non-GAAP Measures, page 200

1.

We note your supplementary response to bullet four of comment 11 in your letter dated July 9, 2021. The current disclosures in the footnotes on pages 201-203 only reference membership receivables for the “direct charge-offs” line item. However, your response indicates that these adjustments also exclude fees receivables related to Instacash tips and instant transfer fee. Please address the items below.

●	Revise to fully disclose and explain the composition of this line item, including quantification of all components for every period shown.
●	Include a reconciliation to amounts shown on the face of the financial statements and / or in the receivables-related footnotes to the financial statements.
●	Tell us and revise to disclose why you exclude the fees receivables related to Instacash tips and instant transfer fees and why it is characterized as a direct charge-off.

As an initial matter and to provide additional clarity to the Staff, the Company respectfully advises the Staff on behalf of MoneyLion that MoneyLion has four key classes of receivables, which are comprised of the following:

●	Finance receivables: principal amounts of personal loans and Instacash advances.
●	Fees receivables: Instacash tips and instant transfer fees,
●	Membership receivables: membership subscription fees.
●	Accrued interest receivables: accrued interest income on personal loans.

Please see below for a summary chart of relevant characteristics and the treatment MoneyLion applies to each of these key classes of receivables.

The characteristics included in the following chart are described as follows:

●	“Accounting Treatment”: the allowance method used (direct or indirect) and the financial statement category within MoneyLion’s Consolidated Statement of Operations and Consolidated Balance Sheet where the activity is reflected.
●	“Materiality Assessment of Allowance Method”: results from the materiality assessment conducted on MoneyLion’s Consolidated Statement of Operations and Consolidated Balance Sheet as part of the Company’s response to Comment 5 of the Comment Letter, specifically with respect to fees receivables and membership receivables (in thousands).
●	“Recovery Rate”: recovery rates of charged-off receivables (within the applicable reporting period) are provided on a total basis (“Total”) as well as further broken down by (1) the percentage of total recoveries made in the same reporting period in which the charge-off occurred (“Period of Charge-off”) and (2) the percentage of total recoveries made in the reporting period following the reporting period in which charge-off occurred (“Future Period”). For purposes of providing a comprehensive assessment of current and future recoveries, any recoveries made through June 30, 2021 have been included for purposes of calculating the Recovery Rate.

The Company respectfully notes on MoneyLion’s behalf that while deferred loan origination costs and unearned loan origination fees are included in receivables, they are not relevant for this summary.

($ in thousands)

				Accounting Treatment			Materiality Assessment of Allowance Method		Recovery Rate
Class of Receivable	Balance	% of Receivables	Principal vs. Revenue Based	Allowance Method	Income Statement	Balance Sheet	Indirect Method Income Statement Impact	Indirect Method Balance Sheet Impact	Total	Period of Charge-off	Future Period
FY 2019
Finance receivables	$45,355	96%	Principal	Indirect	Provision for Loss	Allowance	–	–	39%	28%	12%
Fees receivables	$474	1%	Revenue	Direct	Provision for Loss	Allowance	$11	$11	36%	12%	23%
Membership receivables	$637	1%	Revenue	Direct	Provision for Loss	Allowance	$40	$40	38%	21%	17%
Accrued interest receivables	$392	1%	Revenue	Direct	Net Interest Income	Receivables	N/A	N/A	3%	2%	1%

FY 2020
Finance receivables	$62,758	91%	Principal	Indirect	Provision for Loss	Allowance	–	–	64%	50%	14%
Fees receivables	$2,913	4%	Revenue	Direct	Provision for Loss	Allowance	$78	$105	30%	17%	13%
Membership receivables	$1,885	3%	Revenue	Direct	Provision for Loss	Allowance	$94	$118	27%	22%	4%
Accrued interest receivables	$623	1%	Revenue	Direct	Net Interest Income	Receivables	N/A	N/A	13%	9%	5%

Q1 2021
Finance receivables	$69,258	89%	Principal	Indirect	Provision for Loss	Allowance	–	–	70%	56%	14%
Fees receivables	$4,048	5%	Revenue	Direct	Provision for Loss	Allowance	$60	$146	26%	17%	8%
Membership receivables	$2,763	4%	Revenue	Direct	Provision for Loss	Allowance	$41	$178	12%	6%	6%
Accrued interest receivables	$537	1%	Revenue	Direct	Net Interest Income	Receivables	N/A	N/A	19%	15%	5%

In response to the three bullet point items included in Comment 1 of the Comment Letter, the Company respectfully advises the Staff on behalf of MoneyLion as follows:

Revise to fully disclose and explain the composition of this line item, including quantification of all components for every period shown.

Response: The Company has revised the disclosure on pages 201 to 203 of the Amended Registration Statement in response to the Staff’s comment. The Company has also revised the disclosure to change the term used for the identified line item in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of MoneyLion section of the Amended Registration Statement from “direct charge-offs” to “provision for loss on receivables” to align the terminology more clearly with that used in MoneyLion’s financial statements.

Include a reconciliation to amounts shown on the face of the financial statements and / or in the receivables-related footnotes to the financial statements.

Response: Below is a reconciliation of the provision for loss on fees receivables and membership receivables shown in the receivables-related footnotes in MoneyLion’s financial statements on pages F-52 and F-83 of the Amended Registration Statement to those included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of MoneyLion on pages 201 to 203 of the Amended Registration Statement.

	Year Ended		Three Months Ended
	December 31,		March 31,
	2020	2019	2021	2020
MoneyLion Financial Statements:
Pages F-52 and F-83 of the Amended Registration Statement

Provision for loss on receivables - membership receivables	$1,856	$6,674	$234	$1,003
Provision for loss on receivables - fees receivables	$1,356	$65	$615	$98
Provision for loss on receivables - fees and membership receivables	$3,212	$6,739	$849	$1,101

LESS:

Management’s Discussion & Analysis:
Pages 201-203 of the Amended Registration Statement

Provision for loss on receivables - membership receivables	$1,856	$6,674	$234	$1,003
Provision for loss on receivables - fees receivables	$1,356	$65	$615	$98
Provision for loss on receivables - fees and membership receivables	$3,212	$6,739	$849	$1,101

DIFFERENCE:

Provision for loss on receivables - membership receivables	–	–	–	–
Provision for loss on receivables - fees receivables	–	–	–	–
Provision for loss on receivables - fees and membership receivables	–	–	–	–

Tell us and revise to disclose why you exclude the fees receivables related to Instacash tips and instant transfer fees and why it is characterized as a direct charge-off.

Response: The Company has revised the disclosure on pages 201 to 203 of the Amended Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff on behalf of MoneyLion that MoneyLion excludes provision for loss on receivables* related to fees receivables and membership receivables because fees receivables (which are comprised of Instacash tips and instant transfer fees) and membership receivables are revenue-based receivables. This approach is different from the approach MoneyLion takes for provision for loss on finance receivables, which are principal-based receivables. Hence, the provision for loss on receivables related to fees receivables and membership receivables is excluded from adjusted revenue, whereas the provision for loss on receivables related to finance receivable is not excluded.

MoneyLion previously characterized the provision for loss on receivables related to fees receivables and membership receivables as “direct charge-offs” because the amount was intended to represent the impact of the provisioning activity of these revenue-based receivables on expenses in the Consolidated Statement of Operations. As stated above, MoneyLion has changed the description of the line item within the reconciliation for clarity. Please see the Company’s response to Comment 5 for further discussion relating to MoneyLion’s treatment of the allowance for loss on receivables and provision for loss on receivables relating to fees receivables and membership receivables.

*	Previously referred to as “direct charge-offs” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of MoneyLion section of the Amended Registration Statement.

MoneyLion, Inc. Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation (as Restated)

Basis of Presentation, page F-65

2.	We note your initial and supplemental response to comment 9 stating that MoneyLion’s subsidiary ML Capital III LLC has the contractual right to suspend redemptions if MoneyLion determines such suspension is in the best interest of the IIA. Accordingly, it appears that the ability to suspend redemptions is dependent on particular facts and circumstances that are not entirely within the control of the Company, considering that the condition and rights are based on the best interest of IIA and not the Company. Please provide us with additional clarity explaining why you believe it is entirely within the control of the Company.

Response: The Company respectfully advises the Staff on behalf of MoneyLion that MoneyLion has revised and restated the Consolidated Financial Statements of MoneyLion on pages F-44 to F-47 and F-67 to F-73 of the Amended Registration Statement in response to the Staff’s comment. Following the restatement, the noncontrolling interests of Invest in America Credit Fund 1 LLC (“IIA”) investors have been reclassified to temporary equity within MoneyLion’s Consolidated Balance Sheet in accordance with ASC 480-10-S99-3A. The Company advises the Staff as follows regarding MoneyLion’s decision to revise and restate its financial statements:

Subsequent to the issuance of MoneyLion’s Consolidated Financial Statements for the years ended December 31, 2019 and December 31, 2020, MoneyLion has restated its Consolidated Financial Statements with respect to the classification of the equity associated with the noncontrolling interests of the IIA investors in IIA, a fully consolidated variable interest entity. MoneyLion’s decision to reclassify the IIA noncontrolling interests was based on a reevaluation of the prior classification that involved reviews and discussions relating to the authoritative guidance contained in ASR No. 268 and ASC 480-10-S99, which provide specific examples as to when classification of an issuer’s securities as temporary equity would be appropriate, including if an issuer’s securities are redeemable upon the occurrence of an event not solely within the control of the issuer.

Generally, an IIA investor may request redemption of all or a portion of their capital account, after a 120-day notice period, and in increments of $100,000, five days after the expiration of the applicable lock-up period, unless otherwise agreed between investors in a particular series and MoneyLion. Unless a redemption request is made, both the IIA investor’s capital contribution and their related Class B returns will be automatically reinvested in new notes. ML Capital III LLC (“ML Capital III”), as the managing member of IIA, has the contractual right to suspend redemptions in certain circumstances and without prior notice to the IIA investors. As a result, MoneyLion had concluded that the investors’ right to redeem their capital account was entirely within the control of ML Capital III and the value of the IIA investors’ noncontrolling interests in IIA was therefore previously classified as permanent equity.

However, MoneyLion subsequently concluded that ML Capital III’s decision to exercise its contractual suspension right may be dependent upon the facts and circumstances relating to a particular event. Therefore, the IIA investors’ right to redemption may not be entirely within the control of ML Capital III, and the IIA investors’ noncontrolling interests in IIA have been reclassified to temporary equity at the redemption value within the Consolidated Balance Sheet in accordance with ASC 480-10-S99-3A. The impact of the restatement resulted in the reduction of noncontrolling interests included in stockholders’ deficit and a corresponding increase in redeemable noncontrolling interests within the Consolidated Balance Sheets of $73,977 and $71,852, as of December 31, 2019 and 2020, respectively. The restatement did not have an impact on MoneyLion’s Consolidated Statement of Operations for the years ended December 31, 2019 and 2020.

3.	We note your response to comment 9 and revised disclosures included on page F-65. Please address the items below.

●	Revise your interim footnote disclosures to quantify redemptions during those quarterly periods, similar to the change you made on page F-65.
●	Revise your annual and interim footnotes to disclose ML Capital III’s contractual ability to delay and suspend redemption rights at their discretion.

In response to the two bullet point items included in Comment 3 of the Comment Letter, the Company respectfully advises the Staff on behalf of MoneyLion as follows:

Revise your interim footnote disclosures to quantify redemptions during those quarterly periods, similar to the change you made on page F-65.

Response: The Company has revised the disclosure on pages F-48 and F-66 of the Amended Registration Statement in response to the Staff’s comment to quantify redemptions during the relevant quarterly periods.

Revise your annual and interim footnotes to disclose ML Capital III’s contractual ability to delay and suspend redemption rights at their discretion.

Response: The Company has revised the disclosure on pages F-48 and F-66 of the Amended Registration Statement in response to the Staff’s comment. Please note that due to the reclassification of the noncontrolling interests as indicated in the Company’s response to Comment 2 of the Comment Letter, the disclosure regarding ML Capital III’s contractual ability to suspend redemption rights does not describe this ability as being in ML Capital III’s discretion.

4.	We note your disclosures on page F-65 stating that redemptions were $17.6 million and $13.1 million for the years ended December 31, 2020 and 2019, respectively. Please help us to reconcile these amounts to the redemptions by noncontrolling interests of $6.9 million and $4.9 million for the years ended December 31, 2020 and 2019, respectively, disclosed on pages F-63 and F-64.

Response: The Company has revised the disclosure on pages F-46, F-47, F-64 and F-65 of the Amended Registration Statement in response to the Staff’s comment. The Company respectfully notes on MoneyLion’s behalf that the reason that the redemption amounts did not previously reconcile to the amounts of redemptions by noncontrolling interests reflected within the stated financial pages was because redemptions have been historically presented net of contributions within the Consolidated Statements of Redeemable Convertible Preferred Stock, Redeemable Noncontrolling Interests and Stockholders’ Deficit and within the Consolidated Statements of Cash Flows. With regard to the redeemable noncontrolling interests within MoneyLion’s financial statements, MoneyLion has restated the financials (please refer to Note 2 of MoneyLion’s financial statements within the Amended Registration Statement) to include certain redemptions that were requested but not yet paid as of December 31, 2019, and as a result, changing total redemptions during the year ended December 31, 2019 to $14.7 million from $13.1 million.

Please refer to the table below for a reconciliation of redemptions by redeemable noncontrolling interests included within MoneyLion’s Consolidated Financial Statements and as disclosed on pages F-64 and F-65 of the Amended Registration Statement:

Consolidated Statement of Redeemable Convertible Preferred Stock, Redeemable

Noncontrolling Interests and Stockholders’ Deficit

	December 31,
	2020	2019
Redemptions by redeemable noncontrolling interests	$(17,489)	$(14,737)
Contributions from redeemable noncontrolling interests	10,750	8,153
Net redemptions by redeemable noncontrolling interests	$(6,739)	$(6,584)

Consolidated Statements of Cash Flows

	December 31,
	2020	2019
Cash flows from financing activities:
Redemptions by redeemable noncontrolling interests	$(17,645)	$(13,081)
Supplemental disclosure of cash flow information:
Accrued redemptions by redeemable noncontrolling interests - Prior year	1,656	-
Accrued redemptions by redeemable noncontrolling interests - Current year	(1,500)	(1,656)
Total redemptions by redeemable noncontrolling interests	$(17,489)	$(14,737)
Cash flows from financing activities:
Contributions by redeemable noncontrolling interests	10,750	8,153
Net redemptions by redeemable noncontrolling interests	$(6,739)	$(6,584)

Footnote 1 - Basis of Presentation

	December 31,
	2020	2019
Redemptions by redeemable noncontrolling interests	$17,489	$14,737
Unpaid redemptions as of December 31	$1,500	$1,656

4.	Receivables, Allowance for Losses on Receivables and Credit Quality Information, page F-77

5.

We note your initial and supplementary responses to comment 11, as well as related disclosures in interim footnote number 3 and annual footnote number 4. The Company appears to have policies in place that do not follow U.S. GAAP. We do not see in your responses an accounting analysis that supports this approach under GAAP or a citation of authoritative literature that gives a basis to scope out your population based on materiality. We do not believe it is appropriate to use policies that do not follow U.S. GAAP. Please revise as appropriate. In addition, please address the items below.

●	Provide a full materiality assessment for this change that includes presentation of the impact on all affected line items (such as net income) through all financial statement periods. In addition, it should be clear on how you factored and considered gross amounts of charge-offs and recoveries in the calculation of allowance and provision error estimates.
●	Quantify and disclose the gross amount of charge-offs and recoveries related to membership receivables for each period presented.
●	Tell us whether the provision for loss on receivables is presented net of recoveries and provide us with your accounting analysis, with specific references to GAAP, supporting the Company’s conclusion.

In response to the three bullet point items included in Comment 5 of the Comment Letter, the Company respectfully advises the Staff on behalf of MoneyLion as follows:

Provide a full materiality assessment for this change that includes presentation of the impact on all affected line items (such as net income) through all financial statement periods. In addition, it should be clear on how you factored and considered gross amounts of charge-offs and recoveries in the calculation of allowance and provision error estimates.

Response: The Company respectfully notes on MoneyLion’s behalf that MoneyLion’s policy for recording the allowance for losses on receivables and provision for loss on receivables related to fees receivables and membership receivables complies with U.S. GAAP in all material respects, from both qualitative and quantitative standpoints, in accordance with SEC Staff Accounting Bulletin: No. 99 – Materiality (“SAB 99”) and SEC Staff Accounting Bulletin: No. 108 – Quantifying Misstatements in Financial Statements (“SAB 108”).

MoneyLion considered all of the qualitative factors in accordance with SAB 99 (i.e., whether the issue arises from an item capable of precise measurement or whether it arises from an estimate, whether the issue changes a loss into income or vice versa, etc.) as part of its qualitative assessment for each reporting period in concluding that the policy qualitatively complies with U.S. GAAP in all material respects.

MoneyLion also performed a quantitative assessment for each reporting period regarding MoneyLion’s policy for recording fees receivables and membership receivables in accordance with the above-referenced authoritative guidance. As part of the assessment, MoneyLion calculated the estimated allowance for loss on receivables which would theoretically apply to fees receivables and membership receivables, based on the historical delinquency, charge-offs and recoveries of those receivables. As summarized in the table below, these assessments confirm that the policy complies with U.S. GAAP in all material respects. Key observations from these assessments include:

●	The impact of the estimated allowance associated with fees receivables and membership receivables (in the aggregate) on MoneyLion’s receivables, net in the Consolidated Balance Sheets would be $51 thousand in FY 2019, $223 thousand in FY 2020 and $324 thousand in Q1 2021, which represent a difference of 0.1%, 0.4% and 0.5%, respectively.
●	The impact of the estimated allowance associated with fees receivables and membership receivables (in the aggregate) on MoneyLion’s provision for loss on receivables in the Consolidated Statements of Operations would be $51 thousand in FY 2019, $172 thousand in FY 2020 and $101 thousand in Q1 2021, which represent a difference of 0.2%, 0.8% and 1.8%, respectively.

The percentage differences on the receivables, allowance for loss on receivables, receivables, net, total assets, accumulated deficit, total stockholders’ deficit, total liability and stockholders’ deficit, provision for loss on receivables, total operating expenses, net loss before income taxes, net loss and net loss attributable to MoneyLion Inc. and subsidiaries on a quantitative basis represent an immaterial amount and comply with U.S. GAAP in all material respects. Additionally, there was no related adjustment on MoneyLion’s auditor’s summary of unadjusted differences. The charge-offs and recoveries related to accrued interest receivables are netted directly against net interest income in accordance with ASC 835 under U.S. GAAP. Accordingly, MoneyLion believes that its accounting policies with respect to recording the allowance for losses on receivables and provision for loss on receivables are appropriate.

	December 31,	Membership	Fees	Total	December 31,
	2019	Receivables	Receivables	Adjustments	2019	% Change
	As Reported				As Adjusted
Assets
Receivables	47,346	(40)	(11)	(51)	47,295	-0.1%
Allowance for losses on receivables	(6,613)	(40)	(11)	(51)	(6,664)	0.8%
Receivables, net	40,733	(40)	(11)	(51)	40,682	-0.1%
Total assets	$97,403	$(40)	$(11)	$(51)	$97,352	-0.1%
Stockholders' Deficit
Accumulated deficit	(262,208)	(40)	(11)	(51)	(262,259)	0.0%
Total stockholders' deficit	(263,208)	(40)	(11)	(51)	(263,259)	0.0%
Total liabilities, and stockholders' deficit	$97,403	$(40)	$(11)	$(51)	$97,352	-0.1%

	December 31,	Membership	Fees	Total	December 31,
	2020	Receivables	Receivables	Adjustments	2020	% Change
	As Reported				As Adjusted
Assets
Receivables	68,794	(118)	(105)	(223)	68,571	-0.3%
Allowance for losses on receivables	(9,127)	(118)	(105)	(223)	(9,350)	2.4%
Receivables, net	59,667	(118)	(105)	(223)	59,444	-0.4%
Total assets	$123,643	$(118)	$(105)	$(223)	$123,420	-0.2%
Stockholders' Deficit
Accumulated deficit	(327,629)	(78)	(94)	(172)	(327,801)	0.1%
Total stockholders' deficit	(328,629)	(78)	(94)	(172)	(328,801)	0.1%
Total liabilities, and stockholders' deficit	$123,643	$(78)	$(94)	$(172)	$123,471	-0.1%

	March 31,	Membership	Fees	Total	March 31,
	2021	Receivables	Receivables	Adjustments	2021	% Change
	As Reported				As Adjusted
Assets
Receivables	77,685	(178)	(146)	(324)	77,361	-0.4%
Allowance for losses on receivables	(10,227)	(178)	(146)	(324)	(10,551)	3.2%
Receivables, net	67,458	(178)	(146)	(324)	67,134	-0.5%
Total assets	$169,762	$(178)	$(146)	$(324)	$169,438	-0.2%
Stockholders' Deficit
Accumulated deficit	(407,881)	(60)	(41)	(101)	(407,982)	0.0%
Total stockholders' deficit	(408,881)	(60)	(41)	(101)	(408,982)	0.0%
Total liabilities, and stockholders' deficit	$169,762	$(60)	$(41)	$(101)	$169,661	-0.1%

	Year Ended December 31,	Membership	Fees	Total	Year Ended December 31,
	2019	Receivables	Receivables	Adjustments	2019	% Change
	As Reported				As Adjusted
Operating expenses
Provision for loss on receivables	29,143	40	11	51	29,194	0.2%
Total operating expenses	139,529	40	11	51	139,580	0.0%
Net loss before income taxes	(79,145)	(40)	(11)	(51)	(79,196)	0.1%
Net loss	$(79,137)	$(40)	$(11)	$(51)	$(79,188)	0.1%
Net loss attributable to MoneyLion, Inc. and Subsidiaries	$(103,184)	$(40)	$(11)	$(51)	$(103,235)	0.0%

	Year Ended December 31,	Membership	Fees	Total	Year Ended December 31,
	2020	Receivables	Receivables	Adjustments	2020	% Change
	As Reported				As Adjusted
Operating expenses
Provision for loss on receivables	21,294	78	94	172	21,466	0.8%
Total operating expenses	120,992	78	94	172	121,164	0.1%
Net loss before income taxes	(41,581)	(78)	(94)	(172)	(41,753)	0.4%
Net loss	$(41,587)	$(78)	$(94)	$(172)	$(41,759)	0.4%
Net loss attributable to MoneyLion, Inc. and Subsidiaries	$(67,205)	$(78)	$(94)	$(172)	$(67,377)	0.3%

	Three Months Ended March 31,	Membership	Fees	Total	Three Months Ended March 31,
	2021	Receivables	Receivables	Adjustments	2021	% Change
	As Reported				As Adjusted
Operating expenses
Provision for loss on receivables	$5,708	$60	$41	$101	5,809	1.8%
Total operating expenses	106,536	60	41	101	106,637	0.1%
Net loss before income taxes	(73,381)	(60)	(41)	(101)	(73,482)	0.1%
Net loss	$(73,406)	$(60)	$(41)	$(101)	$(73,507)	0.1%
Net loss attributable to MoneyLion, Inc. and Subsidiaries	$(81,015)	$(60)	$(41)	$(101)	$(81,116)	0.1%

The Company has revised interim footnote number 3 and annual footnote number 4 on pages F-52 and F-83 of the Amended Registration Statement to include the allowance rollforward tables for fees receivables and membership receivables. The Company respectfully advises the Staff on MoneyLion’s behalf that MoneyLion believes that these additional disclosures further clarify how the provision for losses on receivables associated with these classes of receivables take into account gross charge-offs and recoveries. Please see the Company’s response to Comment 6 for additional details related to allowance rollforwards. Please note the Company’s response to Comments 9 and 10 for additional details related to MoneyLion’s process for estimating the allowance for losses on receivables.

Quantify and disclose the gross amount of charge-offs and recoveries related to membership receivables for each period presented.

Response: The Company has revised the disclosure on pages F-52 and F-83 of the Amended Registration Statement in response to the Staff’s comment to include allowance for losses on receivables for membership receivables. Additionally, given that the Company has revised the disclosures on behalf of MoneyLion to separately classify the Instacash tips and instant transfer fees into a separate receivables class labeled “fees receivables”, the Company has also included the allowance tables for fees receivables in the revised disclosures. Please see the Company’s response to Comment 6 for further detail on these additional allowance tables.

Tell us whether the provision for loss on receivables is presented net of recoveries and provide us with your accounting analysis, with specific references to GAAP, supporting the Company’s conclusion.

Response: The Company respectfully advises the Staff on behalf of MoneyLion that in accordance with ASC 310-10-35-42, recoveries on finance receivables, fees receivables and membership receivables are credited to the allowance for losses on receivables, which is consistent with industry practice. The allowance is re-measured each period based on MoneyLion’s historical net charge-off experience adjusted for existing economic conditions. The Company has revised interim footnote three and annual footnote four on pages F-52 and F-83 of the Amended Registration Statement to reflect these considerations, including the activity in the allowance for loan losses in each period for fees receivables and membership receivables, in accordance with ASC 310-10-50-11B.

6.	In addition to the above regarding your responses to comment 11, please address the items below.

●	Explain to us why accrued interest receivables are considered a separate category from the principal finance receivables.
●	Revise your annual and interim disclosures to provide separate allowance roll- forwards, including for the period ended March 31, 2020, for each receivable category.

In response to the two bullet point items included in Comment 6 of the Comment Letter, the Company respectfully advises the Staff on behalf of MoneyLion as follows:

Explain to us why accrued interest receivables are considered a separate category from the principal finance receivables.

Response: The Company respectfully notes on MoneyLion’s behalf that accrued interest receivables are considered a separate receivables class from finance receivables because accrued interest receivables are revenue-based, whereas principal finance receivables are principal-based. The same concept applies to fees receivables and membership receivables, which are also revenue-based.

Revise your annual and interim disclosures to provide separate allowance roll- forwards, including for the period ended March 31, 2020, for each receivable category.

Response: The Company has revised the disclosure on pages F-52 and F-83 of the Amended Registration Statement in response to the Staff’s comment. The relevant disclosures are also included below for the Staff’s reference.

Total Receivables

	December 31,		March 31,
	2020	2019	2021	2020
Beginning balance	$6,613	$9,606	$9,127	$6,613
Provision for loss on receivables	21,294	29,143	5,708	4,139
Receivables charged off	(39,004)	(46,490)	(14,436)	(9,295)
Recoveries	20,224	14,354	9,828	6,018
Ending balance	$9,127	$6,613	$10,227	$7,475

Finance Receivables

	December 31,		March 31,
	2020	2019	2021	2020
Beginning balance	$6,613	$9,606	$9,127	$6,613
Provision for loss on receivables	18,082	22,404	4,859	3,038
Finance receivables charged off	(33,719)	(38,047)	(12,962)	(7,762)
Recoveries	18,151	12,650	9,203	5,586
Ending balance	$9,127	$6,613	$10,227	$7,475

Fees Receivables

	December 31,		March 31,
	2020	2019	2021	2020
Beginning balance	$-	$-	$-	$-
Provision for loss on receivables	1,356	65	615	98
Fees receivable charged off	(1,665)	(72)	(948)	(119)
Recoveries	309	7	333	21
Ending balance	$-	$-	$-	$-

Membership Receivables

	December 31,		March 31,
	2020	2019	2021	2020
Beginning balance	$-	$-	$-	$-
Provision for loss on receivables	1,856	6,674	234	1,003
Membership receivables charged off	(3,620)	(8,371)	(526)	(1,414)
Recoveries	1,764	1,697	292	411
Ending balance	$-	$-	$-	$-

7.

We also note your discussion of accrued interest receivables in your supplementary response to comment 11 stating that it is primarily derived from fees receivables on Instacash tips and instant transfer fees. Please address the items below.

●	Enhance your disclosures to include a clear and complete definition of accrued interest receivables.
●	Clarify for us in your response and in your disclosures whether “accrued interest receivables” relates to accrued interest amounts or to actual receivables for tips, transfer fees, and other items.
●	If this represents interest amounts for Instacash tips and instant transfer fees, please explain how interest is accrued on such items. If Instacash tips and instant transfer fees are not interest-related, explain to us why they are characterized as accrued interest.
●	Revise your disclosures to provide a breakout in tabular form showing and quantifying the components of “accrued interest receivables” for each period in the filing.

In response to the four bullet point items included in Comment 7 of the Comment Letter, the Company respectfully advises the Staff on behalf of MoneyLion as follows:

Enhance your disclosures to include a clear and complete definition of accrued interest receivables.

Response: The Company has revised the disclosure on pages 213, F-51, F-75 and F-81 of the Amended Registration Statement in response to the Staff’s comment. Accrued interest receivables consist of accrued interest income related to personal loans.

Clarify for us in your response and in your disclosures whether “accrued interest receivables” relates to accrued interest amounts or to actual receivables for tips, transfer fees, and other items.

Response: The Company has revised the disclosure on pages 213, F-51, F-75 and F-81 of the Amended Registration Statement in response to the Staff’s comment. The Company respectfully notes on MoneyLion’s behalf that accrued interest receivables now only include accrued interest income related to personal loans and do not include receivables related to Instacash tips or instant transfer fees or other items. Prior to this revision, MoneyLion had combined accrued interest income and Instacash tips and instant transfer fees into one class of receivables labeled “accrued interest receivables”. However, the Company has revised the disclosures on behalf of MoneyLion to break out the Instacash tips and instant transfer fees into a separate receivables class labeled “fees receivables”. As a result, accrued interest income related to personal loans is now the only component within the accrued interest receivables class.

If this represents interest amounts for Instacash tips and instant transfer fees, please explain how interest is accrued on such items. If Instacash tips and instant transfer fees are not interest-related, explain to us why they are characterized as accrued interest.

Response: The Company respectfully notes on MoneyLion’s behalf that the accrued interest receivables class now only includes accrued interest income related to personal loans and does not include receivables related to Instacash tips or instant transfer fees or other items.

Revise your disclosures to provide a breakout in tabular form showing and quantifying the components of “accrued interest receivables” for each period in the filing.

Response: The only component of the accrued interest receivables class is now accrued interest income relating to personal loans. As a result, the Company did not revise the disclosures in response to the Staff’s comment.

8.	We note your initial and supplementary responses to comment 13 and are reissuing our comment in part. Please address the items below.

●	Revise to include delinquency detail for membership receivables in your interim footnotes for the quarterly period ended March 31, 2021.
●	We note your response stating that you have a specific component for your allowance; however, the response does not address whether the Company has a general component. Tell us whether you have a general component to your allowance for loan losses and if so, explain your policy for the general component. To the extent that you note compliance with U.S. GAAP, please provide specific references to authoritative literature.
●	Revise your disclosures to state whether you have general and specific components for your allowance for loan losses and quantify portions of your allowance and provision relating to each component.

In response to the three bullet point items included in Comment 8 of the Comment Letter, the Company respectfully advises the Staff on behalf of MoneyLion as follows:

Revise to include delinquency detail for membership receivables in your interim footnotes for the quarterly period ended March 31, 2021.

Response: The Company has revised the disclosure on page F-54 of the Amended Registration Statement in response to the Staff’s comment.

We note your response stating that you have a specific component for your allowance; however, the response does not address whether the Company has a general component. Tell us whether you have a general component to your allowance for loan losses and if so, explain your policy for the general component. To the extent that you note compliance with U.S. GAAP, please provide specific references to authoritative literature.

Response: The Company respectfully notes on MoneyLion’s behalf that allowance for losses on receivables is derived entirely from a general component and does not have specific components. As indicated by MoneyLion’s allowance rollforwards, MoneyLion’s allowance for losses on receivables is derived entirely from finance receivables. MoneyLion’s finance receivables are comprised of homogenous pools of loans and advances with low principal dollar amounts. MoneyLion’s management team, including its credit risk team, performs a monthly assessment of the adequacy of MoneyLion’s allowance for finance receivables, which takes into account the composition of the receivables (including product type, funds held in a credit reserve account and delinquency detail), charge-off rates to date, recovery rates to date and the forecasted principal loss rates. Key inputs when determining the forecasted principal loss rate include historical charge-off rates, historical recovery rates and changes to pricing and/or underwriting strategies in accordance with ASC 310. Please see the Company’s response to Comment 10 for further discussion on the adequacy of MoneyLion’s allowance for losses on receivables.

Revise your disclosures to state whether you have general and specific components for your allowance for loan losses and quantify portions of your allowance and provision relating to each component.

Response: The Company has revised the disclosure on pages 214 and F-75 of the Amended Registration Statement in response to the Staff’s comment.

9.

We note your changes and trends in charge-offs and recoveries, as presented in the tables on pages F-51 and F-78. We also note your policies to charge-off finance receivables and membership receivables when they are 90 days past due. Please address the items below.

●	Provide us the basis for your determination that collection was not probable after 90 days past due and how your policy compares to that of your peers.
●	Tell us if you continue to pursue collection after charge-off. If so, tell us the gross and cumulative amount of outstanding receivables that have been charged off at the end of each period, for which the Company continues to pursue collection.
●	Provide us with a quantitative analysis of the historical collection percentages of overdue and charged-off receivables.
●	Provide us with illustrative journal entries showing the provisioning, charge-off and recovery process for your finance receivables, including dates and timing. Tell us how they differ, if at all, from the illustrative journal entries for the membership receivables explained in your response to comment 15 of your letter dated June 8, 2021. If there are differences intra-month and end-of-month, such as end-of-month adjustments, ensure that your journal entries reflect these differences. If needed or appropriate, include an accompanying narrative to explain your process and considerations.

In response to the four bullet point items included in Comment 9 of the Comment Letter, the Company respectfully advises the Staff on behalf of MoneyLion as follows:

Provide us the basis for your determination that collection was not probable after 90 days past due and how your policy compares to that of your peers.

Response: The Company respectfully advises the Staff on behalf of MoneyLion that MoneyLion has established a 90-day charge off policy for loan-related finance receivables based on its review of the policies of industry peers, the unique product characteristics of MoneyLion’s membership and loan program, and the historical collections performance of the receivables, which are addressed separately below.

MoneyLion continuously reviews the competitive landscape to remain abreast of industry practices regarding charge-off policies. Based on that review, MoneyLion understands that peers in the personal loans and finance industry have charge-off policies that range from 60 to 120 days past due, which is consistent with MoneyLion’s current charge-off policy for finance receivables.

MoneyLion’s charge-off policy relating to loans is in part based on the nature of its Credit Builder Plus secured personal loan product. As part of the Credit Builder Plus membership program, members may apply for a Credit Builder Plus secured personal loan. A portion of the loan proceeds are received by the member right away, while the remaining portion is deposited in a credit reserve account in the member’s name maintained by ML Wealth LLC (a wholly owned subsidiary of MoneyLion Inc.) and held at DriveWealth, MoneyLion’s third-party provider of brokerage services. Funds deposited in the credit reserve account are held in low-volatility money market funds or cash sweep vehicles, and serve as collateral that partially secures the loan. These funds held as collateral may not be withdrawn while the secured personal loan is outstanding and may contractually be liquidated and foreclosed upon if the member defaults on their loan repayment obligations. Please see pages 171 to 172 of the Amended Registration Statement for more details on the Credit Builder Plus secured personal loan and membership program. MoneyLion will not commence a foreclosure process on the defaulted Credit Builder Plus secured personal loan until it has been deemed uncollectible and charged off under MoneyLion’s charge-off policy. For the avoidance of doubt, the foreclosure process does not apply to fees receivables or membership receivables.

MoneyLion deems loan-related finance receivables to be uncollectible at 90 days past due, at which point charge-off occurs, because of MoneyLion’s historical data relating to the probability of direct customer payments after this 90-day period. For the year ended December 31, 2020, there were approximately $15.8 million in recoveries of loan-related finance receivables. Of this amount, the foreclosure process made up approximately 91%, while only approximately 9% was made up of direct customer payments. Loan-related finance receivables have historically had similar collectability characteristics, allowing for the broad application of the 90-day charge-off policy.

As provided above, MoneyLion may subsequently process a foreclosure, conducted in accordance with applicable state laws, on the credit reserve account to collect the collateral partially securing the loan. Although the foreclosure process is a significant driver of recoveries relating to charged-off loan-related finance receivables, the Credit Builder Plus secured personal loan is a relatively new product launched in mid-2019. As a result, MoneyLion has limited data regarding the probability of foreclosure recoveries. Additionally, although MoneyLion has a valid lien on the collateral in the credit reserve account, uncertainty remains regarding the foreclosure process: borrowers may file bankruptcy proceedings that could frustrate or delay MoneyLion’s rights to the collateral; and because the process is governed by the laws of the various states in which MoneyLion makes loans, lengthy notice and cure periods must lapse before MoneyLion can foreclose on the liens.

Due to the uncertainty relating to the foreclosure process, MoneyLion believes that its 90-day charge-off policy for loan-related finance receivables is appropriate. MoneyLion continues to evaluate its charge-off policy on an ongoing basis.

Please note that principal amounts of MoneyLion’s Instacash advances (which are also included in the finance receivables class) have a 60-day past due charge-off policy, which MoneyLion believes is also appropriate given MoneyLion’s review of the policies of industry peers, historical collections performance trends relating to the advances, and the short-duration nature of the product. For the avoidance of doubt, the foreclosure process does not apply to finance receivables relating to Instacash advances.

Tell us if you continue to pursue collection after charge-off. If so, tell us the gross and cumulative amount of outstanding receivables that have been charged off at the end of each period, for which the Company continues to pursue collection.

Response: The Company respectfully notes on behalf of MoneyLion that MoneyLion continues to pursue collection for direct customer payments for a period of 12 months. On loan-related finance receivables, MoneyLion may also pursue a foreclosure process related to Credit Builder Plus personal secured loans also within that 12-month period.

The Company has provided the table below on behalf of MoneyLion showing the receivables that have been charged off at the end of each period for which MoneyLion continues to pursue collection, including on a cumulative basis.

	Charge-offs Pursued for Collection as of Period End	Charge-offs Pursued for Collection as of Period End, Cumulatively
Loan Receivables*
FY 2019	$26,421	$26,421
FY 2020	$10,905	$10,905
Q1 2021	$2,561	$7,749

Instacash Receivables*
FY 2019	$1,090	$1,090
FY 2020	$9,754	$9,754
Q1 2021	$5,743	$13,958

Fees Receivables
FY 2019	$63	$63
FY 2020	$1,376	$1,376
Q1 2021	$782	$1,916

Membership Receivables
FY 2019	$6,573	$6,573
FY 2020	$2,809	$2,809
Q1 2021	$494	$2,356

Accrued Interest Receivables**
FY 2019	$3,255	$3,255
FY 2020	$1,293	$1,293
Q1 2021	$186	$1,090

*	Finance receivables are comprised of loan receivables and principal amounts of Instacash advances.
**	Accrued Interest Receivables charge-offs are reflected in Net Interest Income on the Income Statement.

Provide us with a quantitative analysis of the historical collection percentages of overdue and charged-off receivables.

Response: In response to the Staff’s comment, the Company has provided on behalf of MoneyLion the table below, which shows the historical collection percentages of overdue receivables and recovery rates of charged-off receivables. Recovery rates of charged-off receivables (within the applicable reporting period) are provided on a total basis (“Total”) as well as further broken down by (1) the percentage of total recoveries made in the same reporting period in which the charge-off occurred (“Period of Charge-off”) and (2) the percentage of total recoveries made in the reporting period following the reporting period in which the charge-off occurred (“Future Period”). For purposes of providing a comprehensive assessment of same period and future recoveries, any recoveries made through June 30, 2021 have been included for purposes of calculating the Recovery Rate. While the total recovery rates for loan-related finance receivables range from 37% in FY 2019 to 70% in Q1 2021, this is primarily driven by Credit Builder Plus secured personal loans, as MoneyLion must process and effect a foreclosure on the credit reserve account to collect the collateral securing the loan. Historical collection rates of overdue receivables are based on the average collection rates of the monthly overdue receivables balances (within the applicable reporting period) and include all subsequent collections or recoveries through June 30, 2021. Overdue receivables include any receivables balance that was at least one day past due.

	Collection Rate	Recovery Rate				Recoveries
	of Overdue Receivables	Total	Period of Charge-off	Future Period	Gross Charge-offs	Total	Period of Charge-off	Future Period
Loan Receivables*
FY 2019	64%	39%	28%	11%	$36,754	$14,475	$10,333	$4,142
FY 2020	80%	64%	50%	14%	$21,792	$13,950	$10,887	$3,063
Q1 2021	70%	70%	56%	14%	$5,874	$4,109	$3,313	$796

Instacash Receivables*
FY 2019	57%	38%	16%	22%	$1,293	$486	$203	$283
FY 2020	59%	32%	18%	14%	$11,927	$3,806	$2,172	$1,634
Q1 2021	51%	28%	19%	9%	$7,088	$1,969	$1,346	$623

Fees Receivables
FY 2019	57%	36%	12%	23%	$72	$26	$9	$17
FY 2020	56%	30%	17%	13%	$1,665	$499	$289	$211
Q1 2021	49%	26%	17%	8%	$948	$243	$166	$77

Membership Receivables
FY 2019	39%	38%	21%	17%	$8,371	$3,182	$1,797	$1,385
FY 2020	44%	27%	22%	4%	$3,620	$974	$811	$163
Q1 2021	44%	12%	6%	6%	$526	$64	$32	$32

Accrued Interest Receivables**
FY 2019	24%	3%	2%	1%	$3,315	$91	$60	$32
FY 2020	48%	13%	9%	5%	$1,419	$191	$126	$65
Q1 2021	49%	19%	15%	5%	$217	$42	$32	$11

*	Finance receivables are comprised of loan receivables and principal amounts of Instacash advances.
**	Accrued Interest Receivables charge-offs are reflected in Net Interest Income on the Income Statement.

Provide us with illustrative journal entries showing the provisioning, charge-off and recovery process for your finance receivables, including dates and timing. Tell us how they differ, if at all, from the illustrative journal entries for the membership receivables explained in your response to comment 15 of your letter dated June 8, 2021. If there are differences intra-month and end-of-month, such as end-of-month adjustments, ensure that your journal entries reflect these differences. If needed or appropriate, include an accompanying narrative to explain your process and considerations.

Response: In response to the Staff’s comment, the Company has provided on behalf of MoneyLion, illustrative journal entries below, showing the origination, provisioning, charge-off and recovery processes for a secured personal loan, including illustrative dates and timing of the entries. The journal entries represent the illustrative entries that would be recorded during this process for an individual loan.

Illustrative Journal Entries

Originations ($1000 loan is originated, $700 directly to the customer, $300 is disbursed into the Customer’s Credit Reserve Account)
1/1/xx
Loans Receivable	1,000
Cash		1,000

Allowance (15% established)
1/31/xx
Provision for Loan Losses (IS)	150
Allowance for Loan Losses (BS)		150

Principal Collected 7 months (straight-line bases for illustrative purposes)
Jan to Jul of xxxx
Cash	581
Loans Receivable		581

After 7 months, payments stop at 90 days loan is charged off
10/31/xx
Allowance for Loan Losses (BS)	419
Loans Receivable		419

End of month adj to allowance (assuming for illustrative purposes that this is the only loan in the portfolio)
10/31/xx
Provision for Loan Losses (IS)	300
Allowance for Loan Losses (BS)		300

Lien Recovery (90 days later for illustrative purposes)
12/31/xx
Cash	300
Allowance for Loan Losses (BS)		300

End of month adj to allowance (assuming for illustrative purposes that this is the only loan in the portfolio)
12/31/xx
Allowance for Loan Losses (BS)	300
Provision for Loan Losses (IS)		300

*	Illustrative only; the allowance is re-measured at the end of each month based on MoneyLion’s historical net charge-off experience adjusted for existing economic conditions. MoneyLion’s management team, including its credit risk team, performs a monthly assessment of the adequacy of MoneyLion’s allowance, which takes into account the composition of the receivables (including product type, funds held in a credit reserve account and delinquency detail), charge-off rates to date, recovery rates to date and forecasted principal loss rates. Key inputs when determining the forecasted principal loss rate include historical charge-off rates, historical recovery rates and changes to pricing and/or underwriting strategies. Please refer to the Company’s response to the Staff’s Comment 10 below for additional information on the process for determining MoneyLion’s allowance and why MoneyLion believes the allowance to be reasonable for each reporting period.

10.

We note your supplementary response to comment 13 stating that when assessing provision for loss on receivables, MoneyLion takes into account the composition of the outstanding finance receivables, charge-off rates to date and the forecasted life of the loss rate. We also note that some of the changes in charge-off rates are due to changes in product mix from unsecured personal loans to secured loans and Instacash. Please address the following:

●	Considering the significant amount of charge-offs as a percentage of loans and outstanding receivables, tell us why you believe a 13.2%, 13.3% and 14.0% allowance as a percentage of total receivables is reasonable as of March 31, 2021, December 31, 2020 and December 31, 2019.
●	Revise your disclosures to quantify the balance of unsecured vs. secured personal loans at each balance sheet date. In addition, include a description of the assets securing the secured loans and processes used to monitor those assets.
●	Provide us with the specific authoritative guidance supporting your “forecasted life of the loss rate” methodology. In addition, tell us how you estimate the forecasted life of the loss rate, including any significant assumptions.

In response to the three bullet point items included in Comment 10 of the Comment Letter, the Company respectfully advises the Staff on behalf of MoneyLion as follows:

Considering the significant amount of charge-offs as a percentage of loans and outstanding receivables, tell us why you believe a 13.2%, 13.3% and 14.0% allowance as a percentage of total receivables is reasonable as of March 31, 2021, December 31, 2020 and December 31, 2019.

Response: The Company respectfully notes on MoneyLion’s behalf that MoneyLion believes its allowance as a percentage of total receivables is reasonable because its allowance is net of recoveries. Additionally, MoneyLion’s management team, including its credit risk team, undergoes a monthly assessment of the adequacy of its allowance, which takes into account the composition of the receivables (including product type, funds held in a credit reserve account and delinquency detail), charge-off rates to date, recovery rates to date and the forecasted principal loss rates. Key inputs when determining the forecasted principal loss rate include historical charge-off rates, historical recovery rates and changes to pricing and/or underwriting strategies.

Revise your disclosures to quantify the balance of unsecured vs. secured personal loans at each balance sheet date. In addition, include a description of the assets securing the secured loans and processes used to monitor those assets.

Response: The Company has revised the disclosure on pages 172, F-52 and F-82 of the Amended Registration Statement in response to the Staff’s comment and included the tables below for the Staff’s reference. The Company respectfully notes on behalf of MoneyLion, and as discussed in the response to Comment 9, that a portion of the Credit Builder Plus secured personal loan proceeds are held in the member’s name in a credit reserve account, which is comprised of low-volatility money market funds or cash sweep vehicles. Credit reserve accounts are maintained by ML Wealth LLC (a wholly owned subsidiary of MoneyLion Inc.) and held at DriveWealth, MoneyLion’s third-party provider of brokerage services. These funds held as collateral may not be withdrawn while the loan is outstanding and may contractually be liquidated and foreclosed upon if the member defaults on their loan repayment obligations. Monitoring of the collateral that partially secures the loan-related finance receivables is done through monthly reviews of the collateral value relative to the value of the outstanding loan-related finance receivables. Please see pages 171 to 172 of the Amended Registration Statement for more details on the Credit Builder Plus secured personal loan and membership program.

	March 31, 2021	December 31, 2020
Unsecured personal loan receivables	$5	$66
Secured personal loan receivables	43,171	43,804
Loan receivables	$43,176	$43,870

	December 31, 2020	December 31, 2019
Unsecured personal loan receivables	$66	$3,978
Secured personal loan receivables	43,804	38,121
Loan receivables	$43,870	$42,099

Provide us with the specific authoritative guidance supporting your “forecasted life of the loss rate” methodology. In addition, tell us how you estimate the forecasted life of the loss rate, including any significant assumptions.

The Company has revised the disclosure on pages F-51 and F-82 of the Amended Registration Statement in response to the Staff’s comment. The revision includes changing the reference from “forecasted life of the loss rate” to “forecasted principal loss rate” to align more clearly with industry standard terminology. Key inputs when determining the forecasted principal loss rate include historical charge-off rates, historical recovery rates and changes to pricing and/or underwriting strategies in accordance with ASC 310.

*        *        *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP or Byron B. Rooney at (212) 450-4658 of Davis Polk & Wardwell LLP with any questions or comments regarding this letter.

Best regards,

White & Case LLP

cc:	John James, Fusion Acquisition Corp.